FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tanzanian Royalty Exploration Corporation

(the “Company”)

Suite 4400, 40 King Street West

Toronto, Ontario  M5H 3Y4

Item 2.

Date of Material Change

July 9, 2015

Item 3.

News Release

A news release was issued on July 9, 2015 and disseminated through Marketwired.

Item 4.

Summary of Material Change

Jeffrey R. Duval has been appointed as the Company’s new Vice President of Project Logistics of the Company.  Mr. Duval has over a quarter-century of experience working with some of the largest construction firms in the US south-west. His experience in time-management, excavation, movement of material, earthworks, and related skills will be a valuable asset to the Company as it aggressively moves to monetize the in-ground assets on its various licenses.

Item 5.1

Full Description of Material Change

Please see the Company’s news release attached as Schedule “A” for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6.

Reliance on Section 7.1(2) of NI 51-102

Not applicable

Item 7.

Omitted Information

None

Item 8.

Executive Officer

For further information, please contact:

James E. Sinclair

President and CEO

1-844-364-1830

Item 9.

Date of Report

July 13, 2015

Schedule “A”

Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – July 9, 2015

Tanzanian Royalty announces appointment of Jeffrey R. Duval

as new Vice-President of Project Logistics

TORONTO, ONTARIO--(Marketwired July 9th, 2015) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company")is pleased to announce the appointment of Jeffrey R. Duval as our new Vice President of Project Logistics.

Jeffrey brings to the Company over a quarter-century of experience working with some of the largest construction firms in the US south-west. His experience in time-management, excavation, movement of material, earthworks, and related skills will be a valuable asset to the Company as it aggressively moves to monetize the in-ground assets on its various licenses.

Says Jeffrey Duval, "I am delighted to be part of the growing TRX team. As it happens, I had been following the Company, and its CEO Jim Sinclair, for many years. I look forward to the challenge. Tanzania is over double the size of California and the target sites that Jim presented to shareholders at the AGM are by no means contiguous. Planning and logistics are important. I was especially impressed by the 'attack plan' Jim designed to pull cash flow out of several smaller target sites first, so we can use the proceeds, sequentially, to assist in financing our build-outs as we move closer and closer to the Buckreef Mega-Pit."

"Of course, the Company has just completed construction of what is called a basic Heap Leach plant; and, as we work our way toward the Buckreef Mega-Pit, multiple CIL units will also be needed. An alternative is to design a modular unit that is portable, and I do fully intend to explore this option as well."

"CIL” design has the ability to process not merely the "oxide" type of extracted material but also the sulphide type. To have both facilities available -- the CIC and the CIL -- makes the Company extremely flexible on a go-forward basis, and speaks to the scope of the long-term plan that Jim presented. Bottom line, we are looking to get the best efficiency, the best costing, and the most precise scheduling that is available."

- A2 -

"The future? All roads ultimately lead to the Buckreef Mega-Pit.  I roughly estimate that the Mega-Pit would require a plant of approximately five times the size of the facility currently processing material for us at our launch site. That is a staggering number to imagine.  I sincerely believe this is a company with a very exciting future indeed."

The Buckreef Mega Pit is in our opinion an agency financing in which having a government as a full partner represents an unusual combination and attractive combination. In this way, revenue flows to the Company and to the country.

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

CONTACT INFORMATION

Tanzanian Royalty Exploration Corporation Investor Relations

1-844-364-1830 investors@TanzanianRoyalty.com www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information, including but not limited to that the Company will be able to the production ramp up previously disclosed. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company contained in our SEC filings including our annual report on Form 20-F and other reports filed with the SEC concerning these risks and uncertainties.